March 26, 2010

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	RedPrairie Holding, Inc. (Registration No. 333-163387) Application for Withdrawal of Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the United States Securities Act of 1933, as amended (the “Securities Act”), RedPrairie Holding, Inc. (the “Registrant”) hereby makes application to withdraw, effective immediately, that Registration Statement on Form S-1 (File No. 333-163387), together with all exhibits thereto, originally filed by the Registrant with the U.S. Securities and Exchange Commission (the “Commission”) on November 27, 2009 (the “Registration Statement”).

The Company does not intend to conduct the offering of shares of common stock contemplated in the Registration Statement because it has completed a merger, pursuant to which it became owned by a fund affiliated with New Mountain Capital, L.L.C., a private equity firm. The Registration Statement has not been declared effective and no securities have been offered or sold pursuant to the Registration Statement. All activity regarding the proposed initial public offering has been discontinued.

It is our understanding that this application for withdrawal will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

In accordance with Rule 477(c) under the Securities Act, the Registrant advises that it may undertake a subsequent private offering of securities in reliance upon Rule 155(c) under the Securities Act.

The Registrant requests in accordance with Rule 457(p) promulgated under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions, please contact the undersigned at (262) 317-2601.

Sincerely,

RedPrairie Holding, Inc.

/s/ Paul Ilse
Name: Paul Ilse
Title: Chief Financial Officer